AmerInst Insurance Group, Ltd.

Press Release

Media Contact

Ronald Katch

Katch, Tyson & Company, CPAs

Tel. 847-446-3700

For Immediate Release: January 28, 2005

AMERINST ANNOUNCES FINAL RESULTS OF DUTCH AUCTION TENDER OFFER

Hamilton, Bermuda — AmerInst Insurance Group, Ltd., a provider of reinsurance protection for CPA firms, today announced the final results of the tender offer made through its indirect wholly owned subsidiary, AmerInst Investment Company, Ltd., to purchase up to 60,000 of its outstanding common shares at a price per share of not less than $60.00 nor in excess of $75.00 per share. The tender offer expired at 12:00 Midnight, Eastern time, on Friday, January 21, 2005.

Based on the final count by the depositary for the tender offer, 98,857 shares of common stock were properly tendered and not withdrawn at the minimum purchase price of $60.00 per share. AmerInst will exercise its right to purchase additional shares of common stock without extending the tender offer in accordance with applicable securities laws. Accordingly, AmerInst has accepted for purchase an aggregate of 65,959 shares at $60.00 per share, including all odd lot shares tendered at $60.00, for a total purchase price of $3,957,540. Because the number of shares tendered at $60.00 per share exceeds the number of shares AmerInst accepted for purchase, AmerInst has not accepted for purchase any shares tendered at a price in excess of $60.00 or tenders made by shareholders who conditioned their tenders. AmerInst has been informed by the depositary for the tender offer that the final proration factor to be applied to non-odd lot shares is approximately 81.037 percent. All shares purchased in the tender offer shall be purchased at the same price of $60.00.

The number of shares accepted for purchase represented approximately 20 percent of AmerInst’s shares outstanding.

Any questions concerning the tender offer may be directed to USA Risk Group of Vermont, Inc., the depositary for the tender offer, at (800) 422-8141.

About AmerInst

AmerInst was formed in 1988 with the mission to provide direct insurance coverage for CPAs. The Company was originally created to write direct insurance business and shifted its focus to the re-insurance market. If primary insurance markets continue to harden, the Company stands ready to directly underwrite primary coverage up to $1,000,000 for its shareholders or other CPA firms that might seek primary malpractice coverage. The Company currently provides reinsurance protection for approximately 24,000 insured CPA firms that are located throughout the United States. In 1999, the Company was re-domesticated to Bermuda, in order to enhance its ability to provide services to its stakeholders and the long-term benefit of its shareholders.